130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

January 26, 2021	No. 21-02

Avalon announces its Annual and Special Meeting of
Shareholders to be held on February 25, 2021

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that its Annual and Special Meeting of Shareholders ("the Meeting") will be held Thursday, February 25, 2021 at 10:00 am EST.  As a result of the governmental prohibition against group gatherings to help reduce the spread of COVID-19, the Meeting will be held via a Zoom teleconference, and entry will be limited to registered shareholders and/or their duly appointed proxyholders.

However, Avalon will also hold a shareholder update presentation at 2:00 pm EST on the same day as the Meeting, which will be open to all shareholders and other interested parties. Avalon's President and CEO, Don Bubar, will provide a corporate update and respond to questions from participants.

Access to the presentation will be available here: https://us02web.zoom.us/j/81352580061.

In addition to the election of directors and appointment of auditors, Avalon is seeking approval from its shareholders to update its By-Law No. 1 to remove the non-gender-neutral language contained therein; to approve the Company's Deferred Share Unit Plan and Restricted Share Unit Plan; and to approve a share capital amendment designed to reduce the number of the Company's very small registered shareholdings, as described below.

The Company has approximately 257 registered shareholders who hold fewer than 500 common shares, representing approximately 0.007% of its issued and outstanding common shares and representing an aggregate market value of approximately $4,000. The Company spends a significant amount of money each year printing and mailing materials to these small shareholders, and servicing their accounts through the Company's registrar and transfer agent. Many of these shareholders had invested in a predecessor company to Avalon over 30 years ago, and the Company believes that most of them will welcome the opportunity to realize the value of their common shares without being required to pay a brokerage or lost certificate fee, which makes disposing of their shares cost prohibitive.

If approved by shareholders at the Meeting, the share capital amendment will be accomplished by amending the Company's articles to reflect a 500:1 consolidation of the Company's common shares, immediately followed by a 1:500 split of the Company's post-consolidated common shares.  Shareholders holding 500 or more common shares prior to the share capital amendment will continue to hold the same number of common shares after the share capital amendment.  Registered shareholders holding less than 500 common shares will be paid cash for their shares.  Non-registered shareholders holding less than 500 common shares will have the option to be paid cash for their shares, otherwise they will continue to hold the same number of common shares after the share capital amendment.

The Toronto Stock Exchange has conditionally approved the share capital amendment.

Further information can be found in the Company's Notice of Annual and Special Meeting of Shareholders and Information Circular which is available here: https://docs.tsxtrust.com/2096.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please email Avalon President and CEO, Donald Bubar, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the planned Meeting and shareholder update presentation, and the business to be approved at the Meeting. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to not receiving all necessary approvals for the business at the Meeting,market conditions, and the possibility of cost overruns or unanticipated costs and expenses impacting the Company's projects and its business as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives related to the Meeting and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.